UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert Townsend, Esq.

S. Dawn Smith, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,069,696,661.50	$59,689.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 93,017,101 shares of common stock, par value $0.001 per share of Wind River Systems, Inc. (the “Seller”), including the associated rights to purchase shares of the Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Seller, at a purchase price of $11.50 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 76,892,405 shares of common stock of the Seller that were issued and outstanding as of May 31, 2009; (ii) 9,819,686 shares of common stock of the Seller potentially issuable upon conversion of outstanding in-the-money stock options as of May 31, 2009, (iii) 3,173,360 shares of common stock subject to outstanding restricted stock units as of May 31, 2009, (iv) 2,931,650 shares of common stock were reserved for issuance under the under the employee stock purchase plan of the Seller as of May 31, 2009, and (v) 200,000 shares of common stock subject to outstanding performance share awards as of May 31, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued by the Securities and Exchange Commission on March 11, 2009, by multiplying the transaction value by .00005580.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,689.07	Filing Party: Intel Corporation and APC II Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: June 11, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO that was originally filed with the Securities and Exchange Commission on June 11, 2009 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on June 16, 2009 and that certain Amendment No. 2 filed on June 24, 2009, the “Schedule TO”), by (i) APC II Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Company Shares”) including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”), of Wind River Systems, Inc., a Delaware corporation (the “Seller”), at a purchase price of $11.50 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9, 11 and 12 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

1. (a) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto and (b) the subsection entitled “Antitrust in Israel” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented to replace the existing text in such subsection of Section 16 with the following text:

“Antitrust in Israel. The Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder require the filing of a notice of merger with the Restrictive Trade Practices Commissioner where the applicable criteria are met. Parent and the Company each filed a notice of merger under said Act on June 7, 2009. On June 29, 2009, the Israel Antitrust Authority, in accordance with Section 20(b) of the Restrictive Trade Practices Law, 5748-1988 and the regulations promulgated thereunder, notified Parent that it consents to the Merger. Accordingly, the condition to the Offer relating to the expiration of the waiting period in Israel or the consent to the Merger from the Israel Antitrust Authority in accordance with the Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder has been satisfied.”

2. (a) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto and (b) the subsection entitled “Antitrust in Germany” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented to replace the existing text in such subsection of Section 16 with the following text:

“Antitrust in Germany. Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one (1) month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one (1) month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on June 5, 2009, on behalf of itself and Seller. On July 2, 2009, Parent received notice from the FCO of approval of the Offer pursuant to the ARC. Accordingly, the condition to the Offer relating to the approval of the Offer in Germany arising under the ARC has been satisfied.”

3. (a) Item 11 of the Schedule TO is hereby amended and supplemented to replace the existing disclosure regarding the Alameda County Actions and the litigation filed in Delaware Chancery Court on June 16, 2009 by plaintiff Robert H. Rosen personally and on behalf of SL Textile Corp. Salaried Employees Benefit Plan and (b) the subsection entitled “Securities Class Action Litigation” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented to replace the existing disclosure in such subsection of Section 16 with the following text:

“On June 4, 2009, a class action complaint was filed in the Superior Court of the State of California, in and for the County of Alameda, by Mark Harvey against Seller and all of its current directors. The complaint alleges that defendants breached their fiduciary duties to Seller’s stockholders in connection with the negotiation and execution of the Merger Agreement and the Offer. The complaint seeks declaratory and injunctive relief, including declaring the

Merger Agreement to be a breach of the fiduciary duties of the directors and thereby unlawful and unenforceable, rescinding the Offer and related documents, enjoining the directors from entering into the Offer until a fair price for the stockholders is obtained, directing the individual defendants to obtain a transaction in the best interest of Seller’s stockholders, and requiring payment of plaintiff’s costs and attorneys’ fees. In addition, on June 5, 2009, a second substantially similar complaint was filed in the Superior Court of the State of California, in and for the County of Alameda, by Donald Smith against Seller, all of its current directors and Parent. The Court issued an order consolidating the Harvey and Smith actions, and a consolidated complaint was filed on June 19, 2009 that named Seller, its current directors, Parent and Purchaser as defendants. Further, on June 12, 2009, two additional substantially similar complaints were filed in the Superior Court of the State of California, in and for the County of Alameda, by Bakhtiar S. Alam and KBC Asset Management NV. On June 26, 2009, the Alam and KBC Asset Management NV cases were consolidated with the Harvey and Smith cases, and counsel in the Harvey case was appointed Lead Plaintiffs’ counsel for the four consolidated actions, hereafter referred to as the “California actions.” The parties to the California actions have agreed to expedited discovery. Seller filed a motion to stay the California actions, but on June 26, 2009 the California Court denied the stay, on condition that the plaintiffs in the California actions would not file a motion for a preliminary injunction to enjoin the consummation of the Offer while a similar preliminary injunction motion was being pursued in the Delaware actions described below.

On June 16, 2009, a complaint was filed in the Court of Chancery for the State of Delaware, by Robert H. Rosen and Robert H. Rosen on behalf of SL Textile Corp. Salaried Employees Benefit Plan against Seller and all of its current directors, Parent and Purchaser. The complaint alleges that Seller defendants breached their fiduciary duties, and Parent and Purchaser aided and abetted in such breach, to Seller’s stockholders in connection with the execution of the proposed transaction and breached their duties of disclosure with respect to the information disseminated to Seller’s stockholders. The complaint seeks declaratory and injunctive relief, including permanently enjoining defendants from consummating the proposed transaction, rescinding the proposed transaction if consummated and requiring defendants to pay damages to plaintiffs for the wrongs complained of, including reasonable costs and attorney’s fees. On June 17, 2009, the plaintiff filed a motion for a preliminary injunction that sought to enjoin the consummation of the Offer and a motion for expedited proceeding. Seller moved to stay the action pending resolution of the California actions. On June 24, 2009, the Chancery Court issued a final order granting the plaintiff’s motion for expedited proceedings and denying Seller’s motion to stay, and set a hearing on the motion for a preliminary injunction for July 7, 2009. On June 26, 2009, the Chancery Court issued a final opinion denying Seller’s motion to stay and confirmed the hearing, scheduled for July 7, 2009, on plaintiffs’ motion for a preliminary injunction. Also, on June 24, 2009, a second substantially similar complaint, including additional requests for relief was filed in the Court of Chancery for the State of Delaware, by Laborers’ District Council and Contractors Pension Fund of Ohio against Seller and all of its current directors, Parent and Purchaser. This second action was consolidated into the Rosen action by an Order of the Chancery Court on June 27, 2009.

On July 1, 2009, the parties in both the California actions and the Delaware actions reached an agreement-in-principle to settle both actions on terms and conditions set forth in the parties’ memorandum of understanding concerning the settlement. Pursuant to the agreement-in-principle, Seller agreed to (a) make certain additional disclosures to its stockholders concerning the proposed transaction with Parent and Purchaser, and (b) pay or cause to be paid to plaintiffs’ attorneys fees and expenses in an amount to be ordered by the Delaware Court of Chancery but not to exceed $700,000 for both the California and Delaware actions. Plaintiffs, in turn, agreed to (a) withdraw their motion for preliminary injunctive relief to prevent the closing of that transaction, and (b) dismiss all claims and actions relating to the proposed transaction upon final approval of the settlement by the Delaware Court of Chancery.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APC II Acquisition Corporation
Date: July 2, 2009
	By:	/s/ Marty Linné
	Name:	Marty Linné
	Title:	Assistant Secretary and Vice President

Intel Corporation
Date: July 2, 2009
	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

Certificate of Resolutions Regarding Signature Authority

I, Teresa L. Remillard, duly appointed and acting Assistant Secretary of Intel Corporation, a Delaware corporation, do hereby certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of Intel Corporation at a meeting duly called and held on May 19, 2009, at which a quorum was present at all times, and that such resolutions have not been amended or rescinded and are still in full force and effect:

RESOLVED, that the Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President and President, Intel Capital, the Chief Financial Officer, the Secretary, the General Counsel or the Treasurer, (the “Authorized Officers”), or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to execute and deliver such agreements, documents, instruments and certificates as appropriate and desirable to evidence the terms and conditions of the Transaction (collectively, the “Definitive Agreements”); and be it further

RESOLVED, that the Authorized Officers or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to do any and all further things that may be necessary or advisable to carry out and effectuate the Transaction and these resolutions and to fully to perform the obligations of the Corporation under the Definitive Agreements and the Related Agreements, including, without limitation, cause to be prepared and to execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) a Tender Offer Statement and/or a registration statement to register the Corporation’s common stock, if any, to be issued in connection with the Transaction and/or assumption of options or other convertible securities to be assumed in connection with the Transaction; and be it further

RESOLVED, that the appropriate officers of the Corporation or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to prepare and make any public announcement or make such filings with the Commission or applicable stock exchange regarding the Transaction that any appropriate officer of the Corporation deems necessary or appropriate.

IN WITNESS WHEREOF, I have executed this certificate this 16th day of June, 2009.

By:	/s/ Teresa L. Remillard
Name:	Teresa L. Remillard
Title:	Assistant Secretary